Exhibit 99.1

15 December 2006	For media enquiries please call Cameron Hamilton on:
Tel: (02) 8274 5304 or Mob: 0425 344 688.
For analyst enquiries please call Steve Ashe on:
Tel: (02) 8274 5246 Mob: 0408 164 011.
James Hardie appoints two Directors and endorses
two more for shareholder vote
The Supervisory Board of James Hardie Industries has appointed Brian Anderson and Don DeFosset to the company’s Supervisory and Joint Boards (the Board), effective 14 December 2006. Mr Anderson has also been appointed a member of the Audit Committee and Mr DeFosset a member of the Remuneration Committee.
The Board has also endorsed two candidates, Michael Hammes and Rudy van der Meer, to stand for election at the Extraordinary General Meeting (EGM) of shareholders to be held in The Netherlands on 7 February 2007. Messrs Hammes and van der Meer were unable to be appointed immediately by the Board due to restrictions under Dutch law on the number of appointments the Supervisory Board is able to make.
As required by the company’s Articles of Association, Messrs Anderson and DeFosset will also stand for re-election at the EGM.
The appointment of Mr Anderson was foreshadowed by the Chairman, Meredith Hellicar, in her address to the company’s 2006 annual meetings in September. Mr Anderson is a US resident with extensive financial and business experience at both executive and board levels. In a 13-year career at Baxter International, Inc, Mr Anderson held the positions of Corporate Vice President of Finance, Senior Vice President and Chief Financial Officer. More recently, he was Executive Vice President and Chief Financial Officer of OfficeMax, Inc. Mr Anderson is a former Audit Partner of Deloitte & Touche LLP and he is accredited as a Certified Public Accountant. He is a Director and Chair of the Audit Committee of A.M. Castle & Co., Director of Pulte Homes Corporation and Director and Chair of the Audit Committee for W.W. Grainger, Inc.
Mr DeFosset is also a US resident, with broad executive experience in the resources, automotive components, transport and logistics and industrial sectors. He was Chairman, President and CEO of Walter Industries, Inc; Chief Operating Officer of Dura Automotive Systems, Inc; and Corporate Executive Vice President and President of Navistar International Corporation. He currently serves as a Director and Member of the Audit Committee of Regions Financial Corporation; Director of Safelite Glass Corporation; and Director, Chairman of the Audit Committee and Member of the Compensation Committee of Terex Corporation.
Mr Hammes has extensive commercial experience at senior executive level in the medical products, hardware and home improvement, and automobile sectors. He is CEO and President of Sunrise Medical, Inc and former Chairman and CEO of Guide Corporation, and of Coleman Company, Inc. Mr Hammes is a Director of Sunrise Medical and Navistar International Corporation, and is Chairman of the Navistar Nominating and Governance Committee, and a Member of the Navistar Compensation, Finance and Executive Committees. He is a US resident.

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Netherlands resident, Mr van der Meer, has considerable knowledge of global businesses and the building and construction sector. Over a 32-year association with Akzo Nobel N.V, he held senior positions including CEO — Coatings and CEO — Chemicals; member of the five-member Executive Board; Division President — Akzo Salt & Base Chemicals and member of the Executive Board — Akzo Salt & Base Chemicals. He is Chairman of the Supervisory Board of Imtech N.V.; a Member of the Supervisory Board of Hagemeyer N.V.; a Member of the Supervisory Board of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V.; Chairman of the Supervisory Board of Norit International B.V.; and Chairman of the Supervisory Board of Energie Beheer Nederland B.V.
James Hardie chairman, Meredith Hellicar, said the appointments and nominations reflected her previously stated intention to address the issue of Board renewal. “We promised a planned and structured renewal process that would provide for a smooth transition between Directors, and we have now taken significant steps to achieve this,” she said.
“I am confident that Brian, Don, Michael and Rudy have the personal qualities and values to make an important contribution to the balanced composition of this demanding Board. Additionally, they will add considerable depth to the Board’s business and finance experience, particularly in its most significant market of the United States.”
At James Hardie’s 2005 Annual General Meeting, Director James Loudon stood for and was re-elected to the Supervisory and Joint Boards, but indicated his intention to retire from these Boards at an appropriate time during the course of his three year term. Mr Loudon has now advised that he will retire from the Board with effect from 31 March 2007. Ms Hellicar expressed the Board’s immense appreciation of Mr Loudon’s most valuable contribution to James Hardie and his commitment to the company during a difficult period of its history.
END

Please view the following details.

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Background Information
New James Hardie Directors
Brian Anderson BS, MBA, CPA
 Age 56
Brian Anderson was appointed as an independent Non-Executive Director of the James Hardie on 14 December 2006. He was also appointed a member of the Audit Committee.
Experience: Mr Anderson has extensive financial and business experience at both executive and board levels. He has held a variety of senior positions, with thirteen years at Baxter International, Inc, including seven years as Corporate Vice President of Finance, Senior Vice President and Chief Financial Officer (1997-2004) and, more recently, as Executive Vice President and Chief Financial Officer of OfficeMax, Inc (2004-2005). Earlier in his career, Mr Anderson was an Audit Partner of Deloitte & Touche LLP (1986-1991) and he is accredited as a Certified Public Accountant (1976).
Directorships of listed companies in past three years: Current — Director and Chair of the Audit Committee of A.M. Castle & Co. (since July 2005); Pulte Homes Corporation (since September 2005); Director (since 1999) and Chair of the Audit Committee (since 2003) for W.W. Grainger, Inc.
Other: Director of The Nemours Foundation (since January 2006); resident of the United States.
Don DeFosset BS, MBA
Age 58
Don DeFosset was appointed as an independent Non-Executive Director of James Hardie on 14 December 2006, to fill a casual vacancy on the Board. He was also appointed a member of the Remuneration Committee.
Experience: Mr DeFosset has broad executive experience in the homebuilding and mortgage, resources, automotive components, transport and logistics and industrial sectors. Previous roles include Chairman, President and CEO of Walter Industries, Inc (2000-2005), COO and Board Member of Dura Automotive Systems, Inc (1999-2000), Corporate Executive Vice President and President of Navistar International Corporation (1996-1999), various senior executive roles with AlliedSignal, Inc (1992-1996); Executive Vice President, Operations of Mack Trucks, Inc (1989-1992) and various senior executive roles with Rockwell International (1971-1989).
Directorships of listed companies in past three years: Director and Member of the Audit Committee of AmSouth Bancorporation N.A (since October 2005); Director and Member of the Compensation Committee of Safelite Glass Corporation; Director, Member of the Compensation Committee and Chair of the Audit Committee of Terex Corporation (since 1999).
Other: resident of the United States.

Background information continued on the following page.

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Background Information — continued
James Hardie Director candidates
Michael N Hammes BS, MBA
Age 64
Experience: Mr Hammes has extensive commercial experience at the senior executive level. He has held a number of executive positions in the medical products, hardware and home improvement, and automobile sectors, including CEO and President of Sunrise Medical, Inc (2000-present), Chairman and CEO of Guide Corporation (1998-2000), Chairman and CEO of Coleman Company, Inc (1993-1997), Vice Chairman of Black & Decker Corporation (1992-1993) and various senior executive roles with Chrysler Corporation (1986-1990) and Ford Motor Company (1979-1986).
Directorships of listed companies in past three years: Director of Sunrise Medical (since 1998); Director of Navistar International Corporation (since 1996). Mr Hammes is currently Chairman of the Navistar Nominating and Governance Committee, and a Member of the Navistar Compensation, Finance and Executive Committees.
Other: Previous Member of the Board of Directors of Johns Manville Corporation; Member of the Board of Visitors, Georgetown University’s School of Business, resident of the United States.
It is intended to appoint Mr Hammes a member of the Audit Committee.
Rudy M J van der Meer, M.Ch.Eng
Age 61
Experience: Mr van der Meer is an experienced executive, with considerable knowledge of global businesses and the building and construction sector. During his 32 year association with Akzo Nobel N.V., he held a number of senior positions including CEO — Coatings (2000-2005), CEO - Chemicals (1993-2000), member of the five member Executive Board (1993-2005), Division President - Akzo Salt & Base Chemicals (1991-1993) and member of the Executive Board — Akzo Salt & Base Chemicals (1989-1991).
Directorships of listed companies in past three years: Current — Chairman of the Supervisory Board of Imtech N.V. (since 2005); Member of the Supervisory Board of Hagemeyer N.V. (since 2006); Member of the Supervisory Board of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland B.V. (since 2004); Chairman of the Supervisory Board of Norit International B.V. (since 2005); Chairman of the Board of Energie Beheer Nederland B.V. (since 2006).
Other: Previous appointments include Chairman of VNCI (Association of the Dutch Chemical Industry) (1994-2000); Member of the Supervisory Board of Gelderse Papier N.V. (1994-2000); Member of the Board of CEFIC (European Chemical Industry Council) (1998-2002); Member of the Board and Executive Committee of the American Chemistry Council (1996-2002); Member of the Board of the European Council Paint, Printing Ink and Artists’ Colours Industry (2004-2005); Chairman of the Board of Foundation “Toekomstbeeld der Techniek” (1999-2005); Member of the ING Group N.V. Advisory Council (1997-2005). Mr van der Meer is a resident of The Netherlands.
It is intended to appoint Mr van der Meer a member of the Nomination & Governance Committee.

Contact details are on the following page.

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Media Enquiries:
Cameron Hamilton

Telephone:	61 2 8274 5304
Mobile:	61 425 344 688
Email:	media@jameshardie.com.au
Facsimile:	61 2 8274 5218
Investor and Analyst Enquiries:
Steve Ashe — Vice President Investor Relations

Telephone:	61 2 8274 5246
Mobile:	61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218
www.jameshardie.com
Disclaimer
This Company Announcement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations that the conditions precedent to the Final Funding Agreement will be satisfied;

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations concerning the Australian Tax Office amended assessment;

•	expectations that our credit facilities will be extended or renewed;

•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 5 of our Form 20-F filed on 29 September 2006 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful implementation of the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of regulation S-K. We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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